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                                                     Morgan, Lewis & Bockius LLP
                                                               Counselors at Law

1701 Market Street
Philadelphia, PA 19103-2921
215-963-5000
Fax: 215-963-5299

Justin W. Chairman
215-963-5061
e-mail: jchairman@morganlewis.com

                                                     July 19, 2005

VIA EDGAR AND OVERNIGHT COURIER
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn: Mark P. Shuman, Esquire
Branch Chief-Legal, Division of Corporation Finance

Re:      Universal Display Corporation
         Registration Statement on Form S-3 -- File No. 333-124306
         ---------------------------------------------------------

Dear Mr. Shuman:

On behalf of Universal Display Corporation (the "Company"), we are filing herewith Amendment No. 2 to the above-mentioned Registration Statement on Form S-3.

Please do not hesitate to contact the undersigned at 215-963-5061 if you should have any questions or comments with regard to this filing.



Very truly yours,

/s/ Justin W. Chairman
--------------------------
Justin W. Chairman

cc:  Sara Kalin, Esquire
     Scott C. Bovino, Esquire